Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Group Secretariat

13th March 2002

02028038

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of HKLH, of which Mr Charles Allen-Jones is a Director, of the following Director's share transaction:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Consideration Per Unit
Charles Allen-Jones	Acquisition of HKLH ordinary shares	11/03/2002	+10,000	US$1.79

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary